CORPORATE OFFICE
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, PA 19301-0801 U.S.A.
Telephone: 610-647-2121 Fax: 610-647-0211

May 27, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0306
Washington, D.C. 20549

Attention: Mr. Brian Cascio

Dear Sir:

Re:	AMETEK, Inc. Form 10-K for the year ended December 31, 2004 Filed March 8, 2005 File No. 001-12981

Reference is made to the letter to Mr. John J. Molinelli dated May 16, 2005 from the Securities and Exchange Commission (the “Commission”) in which the Commission made certain comments regarding the above referenced Form 10-K (the “2004 10-K”) of AMETEK, Inc. (“AMETEK” or the “Company”) and requested that certain revisions be made to the 2004 10-K and certain supplemental information be provided to the Commission’s Staff. Set forth below are the Company’s responses to the Commission’s comments and request for supplemental information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - page 17.

1.	Commission’s comment — MD&A should discuss and quantify each of the reasons for significant changes in financial statement items. We see that you generally identify factors responsible for changes in financial statement items, but each of the specific reasons are not always discussed and quantified. For instance, you disclose that the increase in segment operating income resulted from the profit contributions of the acquisitions, strength in differentiated business of each group, slightly higher prices by the cost-driven floor care and specialty motors business, and the benefits from the Company’s ongoing cost reduction programs, however you do not quantify the impact of each of these factors on operating income. Please apply this general guidance in future filings throughout MD&A.

AMETEK’s Response We will provide the enhanced disclosure in future filings as required.

2.	Commission’s comment – We note multiple references throughout your filing to cost saving initiatives and changes to your overall cost structure. We also note that you disclose future liabilities related to employee severance and other commitments within your contractual obligations table. To the extent these costs were incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146, please revise future filings, if significant, to provide the MD&A disclosures required by SAB Topic 5-P as well as the financial statement disclosures required by paragraph 20 of the Statement.

AMETEK’s Response
The cost saving initiatives and changes to the Company’s overall cost structure are part of the Company’s Operational Excellence strategy, which has enabled the Company to reduce its operating costs over the past few years, and thereby improve operating efficiencies. Severance liabilities and other post employment benefits are recognized in the period incurred for ongoing broad-based company-wide cost reduction programs. Accruals for employee terminations in connection with business combinations are recognized as of the acquisition date. These costs have not been significant to results of operations and as such we have not made extensive disclosures of them. To the extent they occur and are significant, in future filings we will disclose information with respect to restructuring arrangements as required by SAB Topic 5-P and paragraph 20 of SFAS 146.

Financial Statements

Note 1. Significant Accounting Policies

Inventories – page 36

3.	Commission’s comment – We note your disclosure that you use the LIFO method for more than half of your inventory. Disclose in future filings the method of determining cost for the remainder of your inventory.

AMETEK’s Response
In future filings, in addition to its current disclosure of the LIFO method of accounting for the majority of its inventories, the Company will provide disclosure related to the Company’s use of the FIFO method of accounting for the remainder of its inventories.

Property, Plant and Equipment – page 36

4.	Commission’s comment – In future filings please disclose depreciation periods (depreciable lives) for each major class of depreciable assets. Refer to Rule 5-02.8 of Regulation S-X for guidance.

AMETEK’s Response In future filings the Company will provide the range of depreciable lives for each major class of depreciable assets.

Revenue Recognition – page 37

5.	Commission’s comment – We see that your products are sold through distributors. Tell us whether you offer sales incentives, credits or discounts or have arrangements with these distributors or other parties that are subject to EITF 01-09. If so, describe how you have applied the guidance provided in the consensus and, unless insignificant, in future filings provide disclosures about the nature of these arrangements and your accounting. In addition, disclose in future filings whether your revenue recognition policies differ for sales to distributors or other resellers.

AMETEK’s Response
The Company’s sales to distributors are mostly through its Electronics Instruments Group (EIG), and to a lesser extent through its Electromechanical Group (EMG). Its products are also sold through sales representatives, to original equipment manufacturers (OEM’s), as well as direct sales to many of its customers. The arrangements with all distributors are through “sell-in” provisions without expanded rights of return for unsold products. The distributor purchases the product from the Company at which time title and risk of loss transfers to the distributor. We do not offer substantial sales incentives and credits to distributors other than volume discounts. The offering of volume discounts to distributors causes these arrangements to be subject to the provisions of EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Accordingly, the Company applies the consensus reached in Issue 1 of EITF 01-09. In this respect, the Company accounts for the sales incentive as a reduction of revenues when the sale is recognized in the income statement. As requested, in future filings the Company will provide disclosures about the nature of this type of arrangement and the accounting treatment given. Also, if significant, in future filings the Company will disclose its revenue recognition policies for sales to distributors or other resellers.

6.	Commission’s comment – Tell us why shipment is the appropriate point for recognizing product sales revenue. Specifically address the nature and extent of any post shipment obligations, right of return and customer acceptance provisions, including discussion of how such obligations and provisions are considered in your practices. Additionally, tell us what you mean by your disclosure that returns and allowances may be granted at “the Company’s option.” Tell us how this affects the timing of your revenue recognition.

AMETEK’s Response
In substantially all instances, shipment is the appropriate point for recognizing product sales revenue because substantially all of the Company’s customer agreements contain the shipping terms “FOB shipping point.” On this basis, there are no post shipment obligations other than normal future warranty obligations, and accruals for estimated future warranty costs are provided at the time of shipment based on the Company’s historical experience. The policy with respect to the right of return provides that the customer may not return products or be given allowances, except at the Company’s election. This means that the customer cannot make product returns under normal circumstances; the Company must approve them in advance. To the extent that the Company grants the right of return to the customer, they are accounted for in accordance with the criteria in SFAS No. 48 “Revenue Recognition When Right of Return Exists” and the guidance in SAB 104, and accordingly, accruals for sales returns and other allowances are estimated and provided for at the time of shipment based on past experience. In addition, the period for which product returns are authorized is relatively short. There are no significant unusual customer acceptance provisions associated with shipments. Where uncertainty about customer acceptance exists, revenue is not recognized until customer acceptance occurs.

Derivative Financial Instruments – page 38

7.	Commission’s comment – Tell us more about the hedge of your net investment in foreign operations related to your British-pound-denominated loans. Tell us how you determined that the loans are effective as net investment hedges. Provide details of the specific accounting treatment.

AMETEK’s Response
The hedge of the net investment in foreign operations related to the British-pound-denominated loans pertains to the Company’s acquisition of Taylor Hobson in June 2004 and Airtechnology in January 2003, both of which are UK based businesses. Both acquisitions were financed with British pound borrowings under AMETEK’s revolving credit facility and subsequently refinanced in the form of long-term private placement debt. This funding was designed to create natural net investment hedges in each of the foreign subsidiaries on their respective dates of acquisition. SFAS 133, Accounting for Derivative Instruments and Hedging Activities, permits hedging the foreign currency exposure of a net investment in a foreign operation. In accordance with SFAS 133, on the respective dates of acquisition the Company designated the British pound denominated loans referred to above as the hedging instrument to offset foreign exchange gains or losses on the net investment in the acquired businesses due to changes in the British pound exchange rate. These net investment hedges were evidenced by management’s documentation supporting the contemporaneous hedge designation on the acquisition dates. As required by SFAS 133, any gain or loss on the hedging instrument following hedge designation (the debt), is reported in Other Comprehensive Income (OCI) in the same manner as the translation adjustment on the investment based on changes in the spot rate, which is used to measure hedge effectiveness. As of December 31, 2004, both net investment hedges were effective. At December 31, 2004, the translation gains on the net carrying value of both of the foreign denominated investments exceeded the translation losses on the carrying value of the underlying debt and both amounts are included in OCI. An evaluation of hedge effectiveness is performed on an ongoing basis.

Goodwill and Other Intangible Assets – page 38

8.	Commission’s comment – We note your disclosure on page 38 that you test goodwill and intangible assets with indefinite lives for impairment under SFAS 142. Tell us the nature of your indefinite lived intangible assets and describe how you concluded that the intangible assets had an indefinite life. Additionally, we see that your total intangible assets exceed five percent of your total assets. In future filings, please disclose intangible assets as a separate line item on your balance sheet. Refer to paragraph 42 of SFAS 142 and Rule 5-02.15 of Regulation S-X.

AMETEK’s Response
The indefinite lived intangible assets consist of trade names acquired in connection with business combinations. Management believes that the trade names have indefinite lives because they can be renewed at a nominal cost. In addition, we placed our reliance on reputable third party appraisal reports which valued the trade names and have concluded that the trade names are considered to have indeterminate lives. Periodically, management reassesses the lives of the trademarks.

In future filings the Company will disclose intangible assets as a separate line item on the face of the balance sheet.

Note 7. Debt – page 43

9.	Commission’s comment — Supplementally and in future filings provide more details of your accounts receivable securitization program and the impact that this had on the financial statements each period.

AMETEK’s Response
The Company has an accounts receivable securitization facility (“Securitization Facility”) through a wholly owned, special purpose subsidiary, and the special purpose subsidiary has a receivables sale agreement with a bank whereby it could sell to a third party up to $75 million of its trade accounts receivable on a revolving basis. The Securitization Facility is a financing vehicle utilized by the Company because it offers attractive interest rates relative to other financing sources. All securitized accounts receivable and related debt are reflected on the Company’s consolidated balance sheet.

The special purpose subsidiary is the servicer of the accounts receivable under the Securitization Facility. The Securitization Facility had an expiration date of December 2004, which was renewed by the Company to December 2005. The Company intends to renew the Securitization Facility on an annual basis. Interest rates on amounts drawn down are based on prevailing market rates for short-term commercial paper plus a program fee. The Company also pays a commitment fee on any unused commitments under the Securitization Facility. Interest expense under this facility is not significant. The Company’s securitized trade accounts receivable are accounted for as borrowings under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

At December 31, 2004 and 2003, securitized accounts receivable and related debt on the consolidated balance sheet was $38 million and $64 million, respectively. In future filings the Company will provide more details of its accounts receivable securitization program.

Note 15. Business Segment and Geographic Information – page 57

10.	Commission’s comment — In future filings please present only long-lived assets by geographical area, as required by paragraph 38(b) of SFAS 131. Consider that long-lived assets presented in your segment disclosure should only include tangible assets. See Question 22 on the FASB Staff Implementation Guide to SFAS 131.

AMETEK’s Response
The Company’s current disclosure of long-lived assets by geographical area is in accordance with SFAS 131, paragraph 38 (b), which is silent on the composition of long-lived assets other than to state certain long-lived assets that should be excluded. The FASB Staff Implementation Guide to FAS 131 (Question 22) states that companies have the flexibility to use judgment in determining the composition of long-lived assets. If the Company applied the FASB Staff Implementation Guide it would only include hard assets that cannot be readily removed, which would exclude all intangible assets. The Company currently includes all intangible assets in its disclosure of long-lived assets. If the Company were to exclude intangible assets, consolidated long-lived assets at December 31, 2004 would have been $210,555,000, compared with $890,821,000 disclosed. On a comparative basis, at December 31, 2003, adjusted long-lived assets would have been $220,376,000, compared with $761,786,000 disclosed. Although not clearly required by current accounting rules, in future filings the Company will exclude all intangible assets from the disclosure of long-lived assets by geographical area.

Note 18. Contingencies – page 61

11.	Commission’s comment – Supplementally and in future filings provide more details of the asbestos litigation and environmental matters, particularly those matters where you have been named a Potentially Responsible Party (PRP). Clarify the number of asbestos-related claims filed and the status of each of these claims. Provide more details of the exposure related to the PRP sites. Clarify the reason that you believe these matters will not have a significant impact on results of operations, liquidity or financial condition. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities you should (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to SAB Topic 5.Y. and SOP 96-1.

AMETEK’s Response
Asbestos Litigation
The Company believes the vast majority of asbestos-related lawsuits naming the Company as a defendant are the result of lawsuits without merit involving cases initiated by claimants who have not demonstrated exposure to products manufactured or sold by the Company. Consequently, the Company does not believe it is relevant to disclose the actual number of asbestos-related lawsuits since the number of lawsuits does not have any bearing on the Company’s exposure. The Company believes that these lawsuits, in the aggregate, do not pose a reasonable possibility that a loss exceeding the amounts already recognized will result, as referred to in the Staff’s comment. Therefore, these lawsuits will not have a significant adverse impact on the Company’s results of operations, liquidity or financial position. Accordingly, with respect to asbestos litigation, the Company proposes to include the following disclosure in future filings:

The Company (including its subsidiaries) has been named as a defendant, along with many other companies, in a number of asbestos-related lawsuits. Many of these lawsuits relate to businesses which were acquired by the Company and do not involve products which were manufactured or sold by the Company. In connection with these acquisitions, the sellers of such businesses have agreed to indemnify the Company against these claims. Approximately 90% of these lawsuits have been tendered to, and are being defended by, such sellers. To date these sellers have met their obligations in all respects. The Company does not have any reason to believe such parties would fail to perform their obligations in the future. These lawsuits are in various stages of the litigation process. To date, no judgments have been rendered against the Company. The Company believes it has strong defenses to all such claims and intends to continue to defend itself vigorously in these matters.

Environmental Matters
With respect to environmental matters, the Company has the following response:

Certain historic processes in the manufacture of products have resulted in environmentally hazardous waste by-products as defined by federal and state laws and regulations. While these waste products were handled in compliance with regulations existing at that time, the Company, together with a large number of other companies, is currently named a potentially responsible party (PRP) at 19 sites. The Company is identified as a “de-minimus” party in 13 of these sites based on the low volume of relative waste attributed to the Company. In 9 of these sites, the Company has reached agreement on the cost of the de-minimus settlement to satisfy its obligation and is awaiting executed agreements. The agreed to settlement amounts are fully reserved. In the other 4 sites, the Company is continuing to investigate the accuracy of the alleged volume estimated by the site to establish an appropriate settlement amount. In the 6 remaining sites where the Company is a non-de-minimus PRP, the Company is participating in the investigation and/or related required remediation as part of a PRP Group and reserves have been established sufficient to satisfy the Company’s expected obligation. The Company historically has resolved these issues within established reserve levels and reasonably expects this result will continue. In addition to these non-AMETEK sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters once the Company has determined that a loss is probable and estimable. Total environmental reserves at December 31, 2004 and 2003 were approximately $7.3 million and $6.4 million, respectively. The Company believes that reserves are adequate to cover probable and reasonably estimated costs associated with its environmental responsibilities, including any costs which may be associated with the sites where it is a PRP. In 2004, the Company spent approximately $1.0 million on such environmental matters, compared with approximately $1.1 million in 2003. The Company also has agreements with former owners of certain of its acquired businesses as well as new owners of previously owned businesses. Under certain of the agreements the former or new owners retained, or assumed and agreed to indemnify the Company against, certain environmental and other liabilities under certain circumstances.

To date, those parties have met their obligations in all material respects. The Company has no reason to believe that such third parties would fail to perform their obligations in the future. However, if the Company were required to record a liability with respect to all, or a portion of, such matters on its balance sheet, the effect on income and the amount of the liability would not be material. In the opinion of management, based upon presently available information and past experience related to such matters, either adequate provision for probable costs has been made, or the ultimate cost resulting from these actions is reasonably not expected to materially affect the consolidated financial position, results of operations, or cash flows of the Company.

In future filings the Company will provide more details of environmental matters.

Item 9A. Controls and Procedures – page 63

12.	Commission’s comment – We note that you evaluated the system of disclosure controls and procedures however your conclusion was not disclosed. Please revise to disclose your conclusion related to the effectiveness of the system. Refer to Item 307 of Regulation S-K. Additionally, revise to provide the disclosure related to changes in internal control over financial reporting as required by Item 308(c) of Regulation S-K.

AMETEK’s Response
Although an explicit conclusion was not included, we felt that the disclosure of the Company’s controls and procedures met the requirements of Items 307 and 308(c) of Regulation S-K. However, as requested by the Staff, we will amend the 2004 10-K to include an explicit conclusion on the Company’s evaluation of its disclosure controls and procedures, and to provide the requested disclosure related to changes in internal control over financial reporting.

In response to this comment, the Company proposes to replace the first paragraph of Item 9A Controls and Procedures in its entirety with the following:

The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management in a timely manner. The Company’s principal executive officer and principal financial officer evaluated the effectiveness of the system of disclosure controls and procedures as of December 31, 2004. Based on that evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective in all material respects as of December 31, 2004.

The Company proposes to add the following paragraph at the end of Item 9A:

Such evaluation did not identify any change in the Company’s internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In submitting this letter of response to the Commission’s comments, AMETEK acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any further assistance, please contact the undersigned.

Sincerely,

/s/ Robert R. Mandos, Jr.

Senior Vice President & Comptroller

cc:	Ms. Traci A. Hornfeck Mr. John J. Molinelli Mr. Martin H. Neidell, Esquire